UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

(Pre-Effective Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Nebraska Book Company, Inc.*

(Name of Applicant)

4700 South 19th Street

Lincoln, NE 68512

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
15% Senior Secured Notes Due 2016	$100,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following the Effective Date under the Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et. al. pursuant to Chapter 11 of the Bankruptcy Code

Mark W. Oppegard

Chief Executive Officer

Nebraska Book Company, Inc.

4700 South 19th Street

Lincoln, NE 68512

(Name and Address of Agent for Service)

Copies to:

Paul Zier, Esq.

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

*	The Co-Applicants listed on the following page are also included in this Form T-3 as applicants.

Table of Co-Applicants

Name of Co-Applicants

Neebo, Inc.

Neebo Holding Company

New Nebraska Book Company, Inc.

Specialty Books, Inc.

NBC Textbooks, LLC

College Bookstores of America, Inc.

Campus Authentic, LLC

Net Textstore LLC

EXPLANATORY NOTE

This Pre-Effective Amendment No. 2 (this “Amendment”) to Form T-3, initially filed with the Securities and Exchange Commission on April 17, 2012 (as amended on June 11, 2012, the “Application”), is being filed on behalf of Nebraska Book Company, Inc. and the Co-Applicants listed above (collectively, the “Applicants”). This Amendment is solely to file the Exhibits that are filed herewith and to update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Nebraska Book Company Inc., a corporation organized and existing under the laws of the State of Kansas, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

Nebraska Book Company, Inc.

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Neebo, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

Neebo, Inc.

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Neebo Holding Company, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

Neebo Holding Company

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, New Nebraska Book Company Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

New Nebraska Book Company, Inc.

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Specialty Books, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

Specialty Books, Inc.

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: President		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NBC Textbooks, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

NBC Textbooks, LLC

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: President, Chief Operating Officer		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, College Bookstores of America, Inc., a corporation organized and existing under the laws of the State of Illinois, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

College Bookstores of America, Inc.

Attest:	/s/ Kevin D. Harford	By:	/s/ Barry S. Major

	Name: Kevin D. Harford		Name: Barry S. Major
	Title: Secretary		Title: Chief Executive Officer, President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Campus Authentic, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

Campus Authentic, LLC

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer, President		Title: Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Net Textstore LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Lincoln, and State of Nebraska, on the 25th day of June, 2012.

Net Textstore LLC

Attest:	/s/ Barry S. Major	By:	/s/ Mark W. Oppegard

	Name: Barry S. Major		Name: Mark W. Oppegard
	Title: Chief Operating Officer, President		Title: Chief Executive Officer

INDEX TO EXHIBITS

Exhibit	Description

T3A(1)	Certificate of Incorporation, as amended, of Nebraska Book Company, Inc., filed as Exhibit 3.1 to Nebraska Book Company, Inc.’s Registration Statement on Form S-4, as amended (File No. 333-48221), is incorporated herein by reference.

T3A(2)††	Certificate of incorporation of Specialty Books, Inc.

T3A(3)††	Certificate of formation of NBC Textbooks, LLC

T3A(4)††	Articles of incorporation of College Bookstores of America, Inc.

T3A(5)††	Certificate of formation of Campus Authentic, LLC

T3A(6)††	Certificate of formation of Net Textstore LLC

T3A(7)††	Certificate of incorporation of New Nebraska Book Company, Inc.

T3A(8)††	Certificate of incorporation of Neebo, Inc.

T3A(9)††	Certificate of incorporation of Neebo Holding Company

T3B(1)	First Restated By-laws of Nebraska Book Company, Inc., filed as Exhibit 3.2 to Nebraska Book Company, Inc.’s Form 10-Q for the quarter ended September 30, 2003 (File No. 333-48221), is incorporated herein by reference.

T3B(2)††	Bylaws of Specialty Books, Inc.

T3B(3)††	Operating agreement of NBC Textbooks, LLC

T3B(4)††	Bylaws of College Bookstores of America, Inc.

T3B(5)††	Operating agreement of Campus Authentic, LLC

T3B(6)††	Operating agreement of Net Textstore LLC

T3B(7)††	Bylaws of New Nebraska Book Company, Inc.

T3B(8)††	Bylaws of Neebo, Inc.

T3B(9)††	Bylaws of Neebo Holding Company

T3C*	Form of Indenture governing the New Take-Back Notes.

T3D	Not applicable.

T3E-1	Disclosure Statement for the Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc., et al., Chapter 11 of the Bankruptcy Code filed as Exhibit 99.2 to NBC Acquisition Corp.’s Form 8-K filed on April 17, 2012 (File No. 333-48225) is incorporated by reference herein.

T3E-2	Third Amended Joint Plan of Reorganization of Nebraska Book Company, Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code, filed as Exhibit 99.1 to NBC Acquisition Corp.’s Form 8-K filed on April 17, 2012 (File No. 333-48225) is incorporated by reference herein.

T3F*	Cross-reference sheet.

T3G††	Form T-1 qualifying Wilmington Trust National Association as Trustee under the Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.
††	Previously filed.